Shinhan Financial Group Tender Offer Results

On July 4, 2007, Shinhan Financial Group announced that 9,624,218 shares of LG Card were subscribed for tender offer. Shinhan Bank subscribed for 8,960,005 shares and the rest were subscribed by minority shareholders. Shinhan Financial Group will purchase all subscribed shares at a purchase price of KRW 46,392 per share on July 6, 2007. Shinhan Financial Group will own 108,141,534 LG Card shares in total, or 86.26% of total LG Card common shares, after the completion of tender offer.

The tender offer period was from June 14, 2007 to July 3, 2007 (20 days). For further details of the tender offer, please refer to our Form 6-K filed on June 12, 2007.